Exhibit 99.2

Operating and Financial Review and Prospects

A.	Operating Results.

The following discussion and analysis of our financial condition as of June 30, 2023 and results of operations for the six months ended June 30, 2023 and June 30, 2022 should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission ("SEC") on April 20, 2023 (the “2022 Form 20-F”). The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Overview

We are a leading international provider of comprehensive physical, video, and access control security products and solutions. We offer comprehensive solutions for critical sites, which leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions, as well as access control products and technologies.

Based on our multi-decade industry experience and interaction with customers, we have developed a comprehensive set of solutions and products, optimized for perimeter, outdoor, and general security applications. Our broad portfolio of critical infrastructure protection and site protection technologies includes a variety of fence mounted sensors, virtual gates and fences, buried and concealed detection systems, and sophisticated sensors for sub-surface intrusion such as to secure pipelines, as well as advanced video analytics software and video management systems. We have successfully installed customized solutions and products in more than 100 countries worldwide.

Historically, we had two operating segments, which also represented our reportable segments and reporting units. Magal Integrated Solutions (“Projects” segment) and Senstar Product division (“Products” segment). On June 30, 2021, the Projects segment was sold. Therefore, the results of the Projects segment were classified as discontinued operations in our consolidated statements of operations and thus excluded from both continuing operations and segment results for all periods presented. Accordingly, we have one reportable segment with the change reflected in all periods presented.

Products (PIDS, VMS, IVA and EAC)

We sell our products worldwide. Our products include Video Management Software (VMS), Intelligent Video Analytics (IVA) and PIDS products. The PIDS, VMS and IVA activities offer an unmatched portfolio of PIDS technologies, as well as, integrated intelligent video management solutions for security surveillance and business intelligence applications worldwide.

Business Challenges/Areas of Focus

Our primary business challenges and areas of focus include:

•	continuing the growth of revenues and profitability of our perimeter security systems and video management systems lines of products;

•	enhancing the introduction and recognition of our new products;

•	penetrating new markets and strengthening our presence in existing markets;

•	strengthening our presence in our strategic verticals;

•	succeeding in selling our comprehensive PIDS, VMS and EAC products as a combined solution.

Our business is subject to the effects of general global economic conditions. If general economic conditions or economic conditions in key markets will be uncertain or weaken further, demand for our products could be adversely affected.

Key Performance Indicators and Sources of Revenues

Our management believes that our revenues and operating income are the two key performance indicators for our business.

Recent Events

On October 7, 2023, Israel was attacked by Hamas terrorists and a state of war now exists between Israel and Hamas in Gaza. Although substatially all of our operations are located outside of Israel, a majority  of Senstar-Israel’s directors are currently located in Israel. To date, our operations have not been materially affected by the conflict. However, political, geopolitical, economic and military conditions in Israel may directly affect our business.

Key Factors Affecting Our Business

Our operations and the operating metrics discussed below have been and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, reliance on public sector projects and investments, and competition. For further discussion of the factors affecting our results of operations, please refer to our discussion in our Annual Report on Form 20-F for the year ended December 31, 2022.

Growth Strategy

During the six months ended June 30, 2023, we continued to implement our recent strategic growth plan focusing on the sale of our Senstar products and solutions. Pursuant to the plan, we streamlined our product sales activity in our three main regions, the Americas (including LATAM), EMEA, and APAC. We are continuing to focus on our strategic verticals: utilities, energy (oil and gas), logistics and correctional facilities. We intend to continue to expand our sales to these verticals through allocation of resources and funds.

If we are successful in the implementation of our strategic plan, we may be required to hire additional employees in order to meet customer demands. If we are unable to attract or retain qualified employees, our business could be adversely affected.

If we are successful in the implementation of our strategic plan, we may be required to hire additional employees in order to meet customer demands. If we are unable to attract or retain qualified employees, our business could be adversely affected.

We may not be able to implement our growth strategy plan and may not be able to successfully expand our business activity and increase our sales. Our failure to successfully integrate the operations of an acquired business or to retain key employees of acquired businesses and integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operation or prospects. We may not be able to realize the anticipated benefits of any acquisition. Moreover, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience.

Reliance on government contracts

Our products are primarily sold to end-users such as governmental agencies, governmental authorities, and government-owned companies, many of which have complex and time-consuming procurement procedures. A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to governmental agencies', authorities' and companies' projects are directly affected by these end-users budgetary constraints and the priority given in their budgets to the procurement of our products. A decrease in governmental funding for our end-users’ budgets would adversely affect our results of operations. This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products and services may decline in the future if governmental purchasing agencies terminate, reduce or modify contracts.

Competition

The global market for safety, security, video management, site management solutions and products is highly fragmented and intensely competitive. It is characterized by changing technology, new product introductions and changing customer requirements. We compete principally in the market for perimeter intrusion detection systems, or PIDS and video management systems. Some of our competitors and potential competitors have greater research, development, financial and personnel resources, including governmental support. We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

Functional Currency and Financial Statements in U.S. Dollars

While our functional currency in Israel is the NIS, our reporting currency is the U.S. dollar. Translation adjustments resulting from translating our financial statements from NIS and other local operation currencies to the U.S. dollar are reported as a separate component in shareholders’ equity.

The first step in the translation process is to identify the functional currency for each entity included in the financial statements. The accounts of each entity are then “re-measured” in its functional currency. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

After the re-measurement process is complete the financial statements are translated into our reporting currency, which is the U.S. dollar, using the current rate method. Equity accounts are translated using historical exchange rates. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting translation adjustments are reported as a component of shareholders’ equity. For the period ended June 30, 2023 and December 31, 2022, our foreign currency translation adjustments totaled $9.7 million and $9.7 million, respectively. We recorded foreign exchange losses, net of $17,000 and $141,000 in the six months ended June 30, 2023 and 2022, respectively. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income.

Concentrations of credit risk

Financial instruments that are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, unbilled accounts receivable, trade receivables, long-term trade receivables and long-term loans.

As of June 30, 2023, $5.4 million of our cash and cash equivalents and restricted cash and short-term deposits were invested in major Israeli and U.S. banks, and approximately $6.5 million were invested in other banks, mainly with the Royal Bank of Canada, Deutsche Bank and Natwest Bank. Cash and cash equivalents deposited with U.S. banks or other banks may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits maybe redeemed upon demand and therefore bear low risk.

The trade receivables and the unbilled accounts receivable of our company and our subsidiaries are derived from sales to large and solid organizations located mainly the United States, Canada, and Europe. We perform ongoing credit evaluations of our customers and to date have generally not experienced any material losses. An allowance for credit losses is recognized with respect to those amounts that we have determined to be doubtful of collection. In certain circumstances, we may require letters of credit, other collateral or additional guarantees. During the six months ended June 30, 2023 and 2022 we recorded less than $0.1 million and $0.1 million of expenses related to credit losses, respectively. As of June 30, 2023, our allowance for credit losses amounted to $0.1 million.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements.

Key Income Statement Items

The following table presents certain financial data expressed as a percentage of revenues for the periods indicated for our operations:

	Six months ended June 30,
	2023	2022
	Unaudited	Unaudited
Revenues	100%	100%
Cost of revenues	41%	38%
Gross profit	59%	62%
Operating expenses:
Research and development, net	14%	14%
Selling and marketing, net	34%	28%
General and administrative	22%	24%
Operating income (loss)	(11)%	(4)%
Financial income (expenses), net	-	(2)%
Income (loss) before income taxes	(11)%	(6)%
Tax benefit (taxes on income)	1%	2%
Income (loss) from continuing operations	(11)%	(4)%

Six Months Ended June 30, 2023 Compared with June 30, 2022 (for continuing operations)

Revenues. Revenues from continuing operations decreased by 6.4% to $14.9 million for the six months ended June 30, 2023 from $15.9 million for the six months ended June 30, 2022. The decrease relates mainly to the completion in 2022  of a one-time project in Asia that boosted last year's results.

Cost of revenues. Cost of revenues increased by 3.4% to $6.2 million for the six months ended June 30, 2023 from $6.0 million for the six months ended June 30, 2022 primarily due to increased material costs.. Cost of revenues as a percentage of revenues decreased to 59% in the six months ended June 30, 2023 from 62.0% in the six months ended June 30, 2022, primarily due to our revenue mix and some increases in the material costs.

Research and development expenses, net. Research and development expenses, net decreased by 4.9% to $2.1 million for the six months ended June 30, 2023 from $2.2 million for the six months ended June 30, 2022, primarily due to receipt of R&D Canadian grant.

Selling and marketing expenses. Selling and marketing expenses increased by 12.2% to $5.1 million for the six months ended June 30, 2023 from $4.5 million for the six months ended June 30, 2022, primarily due to an increase in costs in sales employees, as well as incremental travel expense. Selling and marketing expenses as a percentage of revenues increased to 34.1% in the six months ended June 30, 2023 from 28.4% in the six months ended June 30, 2022.

General and administrative expenses. General and administrative expenses decreased by 15.4% to $3.2 million for the six months ended June 30, 2023 from $3.8 million for the six months ended June 30, 2022, primarily due to reduction in some of the corporation expenses. General and administrative expenses amounted to 21.6% and 23.9% of revenues in the six months ended June 30, 2023 and 2022, respectively.

Operating loss. We had operating loss of $1.6 million for the six months ended June 30, 2023 compared to operating loss of $0.6 million for the six months ended June 30, 2022. The increase in operating loss was primarily attributable to the decrease in revenues and the decrease in gross margin.

Financial expenses, net. Our financial expenses, net, for the six months ended June 30, 2023 was $34 thousands compared to $0.3 million for the six months ended June 30, 2022, primarily due to foreign exchange loss, net and bank charges.

Income taxes. We recorded income tax benefits of $0.1 million and $0.2 million in the six months ended June 30, 2023 and 2022, respectively.

Seasonality

Our operating results are characterized by a seasonal pattern, with a higher volume of revenues towards the end of the year and lower revenues in the first part of the year. This pattern, which is expected to continue, is mainly due to two factors:

•	our customers are mainly budget-oriented organizations with lengthy decision processes, which tend to mature late in the year; and

•	due to harsh weather conditions in certain areas in which we operate during the first quarter of the calendar year, certain projects and services are put on hold and consequently revenues are delayed.

Our revenues are partly dependent on government procurement procedures and practices therefore our revenues and operating results are subject to substantial periodic variations.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

We sell most of our products in North America, Europe and APAC. Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency. Our revenues are primarily denominated in U.S. dollars and Euros, while a portion of our expenses, primarily labor expenses, is incurred in NIS and CAD. Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in NIS and CAD. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar. The dollar cost of our operations in Canada may be adversely affected by the appreciation of the CAD against the U.S. dollar. In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.

The appreciation of the NIS, the CAD and the Euro in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies. Conversely, the depreciation of the NIS, the CAD and the Euro in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in New Israeli Shekel, Canadian dollars and Euro (unless such costs or payables are linked to the U.S. dollar). Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in NISs, CADs and Euros or receivables payable in NIS, CAD and Euro (unless such receivables are linked to the U.S. dollar). In addition, the U.S. dollar value of revenues and expenses denominated in NIS, CAD or Euro would increase. Because foreign currency exchange rates fluctuate continuously, exchange rate fluctuations may have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

In the six months ended June 30, 2023, the U.S. dollar appreciated in relation to the NIS at a rate of approximately 5.1%, from NIS 3.519 per $1 on December 31, 2022 to NIS 3.70 per $1 on June 30, 2023.

In the six months ended June 30, 2023 and 2022, foreign currency fluctuations had a negative impact on our results of operations as we recorded foreign exchange loss, net of $17,000 and $141,000, respectively.

We expect that our results of operations will continue to be affected by currency fluctuations in the future.

Conditions in Israel

         We are incorporated under the laws of State of Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel”, included in our Annual Report on Form 20-F for the year ended December 31, 2022, for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

On September 26, 2023, we announced that we intend to move the corporate domicile of the Company to the Province of Ontario, Canada. The Company expects that the redomiciliation will have no material impact on how it conducts its day-to-day operations. The redomiciliation, which is subject to certain conditions, including shareholder approval, is expected to close in the first quarter of 2024

B.	Liquidity and Capital Resources

Cash and cash equivalents, short-term deposits and restricted deposits amounted to $11.9 million at June 30, 2023 compared to $15.0 million at December 31, 2022. The decrease in cash and cash equivalents is primarily due to net cash used in operating activities as well as investing activities. Our cash and cash equivalents, short-term bank deposits and restricted deposits are held in various banks, mainly in U.S. dollars, Euros, NIS and CAD.

From our inception until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations. In March 1993, we received proceeds of $9.8 million from our initial public offering of 1,380,000 ordinary shares. Subsequently, we made follow-on public offerings, in February 1997 and in April 2005, in which we raised $9.4 million and $14.9 million, respectively. To allow us to begin to implement a new strategic plan, on September 8, 2010, a company affiliated with our former principal shareholder, provided us with a bridge loan of $10.0 million. To repay the loan and to raise permanent capital for general working capital purposes including facilitating the implementation of a new business strategy, in July and August 2011 we raised $16.2 million from a rights offering and a private placement of our ordinary shares.

In October 2016, we completed a rights offering in which we received gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares. Our controlling shareholders, FIMI V Funds purchased 3,392,869 ordinary shares including through an exercise of over-subscription rights.

In 2016, we paid approximately $12.1 million, (including $0.8 million placed in escrow to secure potential indemnity obligations and net of cash acquired) in consideration of our acquisition of Aimetis, and approximately $0.4 million (net of $2.4 million of acquired cash) in consideration of our acquisition of a majority interest in ESC BAZ Ltd. in 2018. On December 31, 2020 we paid approximately $1.9 million in consideration for the remaining 45% interest in ESC BAZ.

In connection with our acquisition of CyberSeal, we issued warrants to purchase 898,203 of our ordinary shares at an exercise price of $4.16 per share to CyberSeal's former owners. Of such warrants, 60,000 warrants were exercised in 2017. In October 2018, we agreed to purchase the remaining 838,203 warrants from the warrant holders for an aggregate consideration of $375,000. The closing of the purchase of the warrants occurred in March 2019.

On December 7, 2020, following receipt of the required court approval under Israeli law, we announced a cash distribution to our shareholders of US$1.079 per share (approximately US$ 25 million in the aggregate) which was paid on December 28, 2020.

On August 16, 2021, following the completion of the sale of our Integration Solution Division and the receipt of the required court approval under Israeli law, we announced a cash distribution to our shareholders of US$1.725 per share (approximately US$40 million in the aggregate) which was paid on September 22, 2021.

We believe that our cash and cash equivalents, bank facilities, bank deposits and our expected cash flows from operations will be sufficient to meet our ongoing cash requirements for the next 12 months. However, our liquidity could be negatively affected by a decrease in demand for our products, including the impact of potential reductions in customer purchases that may result from the current general economic climate.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2023	2022
	(in thousands)
	Unaudited
Net cash used in operating activities	(2,810)	(7,212)
Net cash used in investing activities	(396)	(67)
Net cash provided by financing activities	-	19
Effect of exchange rate changes on cash and cash equivalents	81	(1,198)
Increase (decrease) in cash, cash equivalents and restricted cash	(3,125)	(8,458)
Cash, cash equivalents and restricted cash at the beginning of the year	14,937	26,397
Cash, cash equivalents and restricted cash at the end of the period	11,812	17,939

Net cash used in operating activities in the six months ended June 30, 2023 and 2022 was approximately $2.8 million and $7.2 million, respectively.

Net cash used in operating activities six months ended June 30, 2023 was primarily attributable to our loss in the six months ended June 30, 2023, as well as a decrease of $1 million in trade payable, a decrease of $0.9 million in other accounts payable and accrued expenses and deferred revenues, an increase of $0.9 million in inventories, an increase of $0.5 million in other accounts receivable and prepaid expenses and an increase of $0.3 million in deferred income taxes. This was offset in part by a decrease of $1.5 million in trade receivables, $0.5 million of depreciation and amortization expenses and a decrease of $0.3 million in unbilled receivables.

Net cash used in operating activities six months ended June 30, 2022 was primarily attributable to our loss in the six months ended June 30, 2022, as well as a decrease of $2.5 million in other accounts payable and accrued expenses and deferred revenues, an increase of $2.5 million in trade receivables, an increase of $1.8 million in inventories and an increase of $0.4 million in other accounts receivable and prepaid expenses. This was offset in part by $0.8 million of depreciation and amortization expenses.

Net cash used in investing activities of approximately $0.4 million and $0.1 million in the six months ended June 30, 2023 and 2022, respectively.

In the six months ended June 30, 2023, our net cash used in investing activities was primarily attributable to purchase of property and equipment for $0.2 million and purchase of technology, know-how and patents for $0.2 million.

In the six months ended June 30, 2022, our net cash used in investing activities was primarily attributable to purchase of property and equipment for $0.1 million.

Net cash provided by financing activities of approximately $0 thousands and $19 thousands in the six months ended June 30, 2023 and six months ended June 30, 2022, respectively.

In the six months ended June 30, 2022, our net cash provided by financing activities was attributable to the proceeds from the issuance of shares upon exercise of options of $19 thousands.

Credit Lines and Other Debt

As of June 30, 2023, we had credit lines with Bank Leumi Le-Israel B.M., or Bank Leumi, and Mizrahi-Tefahot Bank., or UMTB, totaling $1.5 million in the aggregate, out of which $0.1 million was available as of June 30, 2023. Our credit lines at Bank Leumi and UMTB have no restrictions as to our use of the credit. We are not under any obligation to maintain financial ratios or other terms in respect of our credit lines. In addition, as of June 30, 2023, our foreign subsidiary had credit lines with the Royal Bank of Canada of $0.6 million in the aggregate, of which $0.5 million was available at June 30, 2023.

As of June 30, 2023, our outstanding balances under our credit lines in Israel consisted of several bank performance, advance payment and bid guarantees totaling approximately $1.4 million, at an annual cost of 0.65%-1%. As of June 30, 2023, the outstanding balances under the credit lines of our subsidiary consisted of several bank performance, advance payment and bid guarantees totaling approximately $0.1 million, at an annual cost of approximately 7.3%.

We have no significant off-balance sheet concentration of credit risks, such as foreign exchange contracts or foreign hedging arrangements.

C.	Trend Information.

Our operations were negatively affected by the worldwide shortage of various materials and sub-components required to produce certain of our PIDS products. We are monitoring the supply chain shortage, vs our ongoing and forecasted manufacturing requirements, while implementing various procurement methodologies to meet current and forecasted demand for our products. However, our ability to continue meeting the demand for our products is dependent among others, on our ability to maintain an effective procurement plan support from our suppliers, and when needed establish a contractual relationship with alternative suppliers.